SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM SA

CNPJ/MF [national Roll of Legal entities] under no. 01.832.635/0001-18

NIRE [Identification Number in Company’s Registry] 35.300.150.007

MINUTES OF THE BOARD OF DIRECTOR MEETING:

HELD ON APRIL 29, 2011

Date, Time and Place:  April 29, 2011, at 08:30 am at the headquarters of the Company located at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo.  Quorum: Attended by all members of the Board of Director.  Board  President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Agenda of the Day and Decisions:  I – The following presentations were made:    (a) by Mr.  Alexandre Silva, updating the Audit and Finance Committee works;   and (b) by Messrs.  Libano Barroso and Ricardo Froés,  TAM Linhas Aéreas S.A directors on the financial, operational and market results.  II. Approve the bonds issue by the Company and/or subsidiaries for USD 300,000,000.00 (three hundred million US dollars) for ten (10) year’s payment term which issued are coordinated by Banco do Brasil, Santander and BTG Pactual. III. Approving the signature of the guarantee instruments in guarantee modality, in respect to the following agreements for each aircraft mentioned hereunder and ratifying all the acts already performed regarding the operations.  (a) Engine Financing Agreement (Lease Supplement and such other agreement, documents or deeds as may be required to give effect to the transaction), related to engine PW4170, serial number: TBD, to be signed between Credit Agricole Corporate and Investment Bank, in the capacity of security agent, Tauari Leasing Limited, in the capacity of guarantor and the Company in the capacity of guarantor; and  (b) Split and ratify the approval of the guarantee concession by the Company under guarantee modality as provided for in Guarantee Instrument   (Deed of Guarantee), as well as all other documents correlated to such guarantee and related to the PDP Financing Agreement (Guarantee and such other agreement, documents or deeds as may be required to give effect to the transaction), related to thirty one (31) Narrow Body Airbus aircraft as follows:    (b.1) PDP Financing Agreement (Guarantee and such other agreement, documents or deeds as may be required to give effect to the transaction), related to twenty one  (21) Narrow Body Airbus aircraft with Citibank, HSBC and Santander, to be signed by the Company as guarantor and the company to be defined in the capacity of guarantee  trustee; and   (b.2) PDP Financing Agreement (Guarantee and such other agreement, documents or deeds as may be required to give effect to the transaction), related to ten (10) Narrow Body Airbus aircraft with Natixis, to be signed by the Company as guarantor and the company to be defined in the capacity of guarantee  trustee.    IV. The vote to be pronounced in the General Annual Meeting of TAM Linhas Aéreas S.A. is herein approved as follows:  (a) approve and take the administrators account, examine, discuss and vote the administration report, financial statements and public accountants opinion related to the corporate year ended on December 31, 2010;  (b) approve the destination of the results regarding the corporate year concluded on December 31, 2010 as follows:  R$ 29,500,048.35 (twenty-nine million five hundred thousand forty-eight reais thirty-five cents) to constitute the legal reserve, R$ 144,394,685.30 (one hundred forty-four million three hundred ninety-four thousand six hundred eighty-five reais thirty cents) to the distribution of the minimum mandatory dividends corresponding to R$ 69.93 (sixty-nine reais ninety-three cents) per stock and R$ 425,406,964.29 (four hundred twenty-five million four hundred six thousand nine hundred sixty-four reais twenty-nine cents) to the profits withholding reserve.  (c) ratify the distribution of capital interests related to the year 2010, on R$ 28,436,372.40 (twenty-eight million four hundred thirty-six thousand three hundred seventy-two reais forty cents) corresponding to R$ 13.773295 per stock and corresponding to the amount net of withholding income tax of R$ 24,170,916.54 (twenty-four million one hundred seventy thousand nine hundred sixteen reais fifty-four cents) corresponding to R$ 11.70730075 per stock except the stockholders evidently exempted or immune; (d) approve the budget plan for the year 2011;  (d) approve the allotment destined to the overall compensation of the administration in annual amount up to R$ 30,215,000.00 (thirty million two hundred fifteen thousand reais) including social burdens; and (f) approve the increase of the corporate capital by the use of the Advances for Future Capital Increase – AFAC  on the total of R$ R$144,395,450.00 (one hundred forty-four million three hundred ninety-five thousand four hundred fifty reais) made by sole stockholder  TAM S/A  V. Approve the vote to be pronounces in General Meeting of Pantanal Linhas Aéreas S.A. in order to approve and take the administrators account, examine, discuss and vote the administration report, financial statements and public accountants opinion related to the year concluded on December 31, 2010, when the losses of R$ 5,315,264.90 (five million three hundred fifteen thousand two hundred sixty-four reais ninety cents) was determined.  VI.  Approve the vote to be pronounces at the Annual General Meeting of TAM – Transporte Aéreos Del Mercosur S.A. in order to  i) approve and take the administrators account, examine, discuss and vote the administration report, financial statements and public accountants opinion related to the corporate year ended on December 31, 2010;  (ii) approve the destination of the results regarding the corporate year concluded on December 31, 2010 as follows:  Distribution of the dividends, in the net amount of 12,206,213,858 guaranis to TAM S.A. and 741,908,534 guaranis to the State of Paraguay;  (iii) approve the administrators reelection which term of office ends on April 31, 20112 as follows:  Líbano Miranda Barroso, for the position of President, Paulo César Castello Branco, for the position of Executive Director, Esteban Burt, for the position of Acting Director and   Carlos Jara  for the position of Acting Director representing the State of Paraguay.   Closing:  Nothing else to discuss, the meeting was ended and the respective minutes was drawn-up after being read and was signed by the attendants.  São Paulo, April 29, 2011. (signed) ,Maria Cláudia Oliveira Amaro, President and , Flávia Turci, Secretary. Council  members:  Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Alexandre Silva, Marco Antonio Bologna, Waldemar Verdi Junior,  André Esteves and Emilio Romano. Exact reproduction of the minutes drawn-up in the proper book.

Signed: [illegible signature] Flávia Turci, Secretary.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.